September 15, 2026

Charles F. McCain

Harbor ETF Trust

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Expense Limitations – September 15, 2026 through December 31, 2027

Dear Mr. McCain:

In connection with our service as investment adviser to the specific Harbor ETFs listed below, we hereby agree to limit the total annual operating expenses, excluding interest expense (if any), of each such ETF until December 31, 2027 in the manner set forth below:

Fund	Rate
Harbor Arena Structured Income ETF Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.69%

Harbor Structured High Income ETF Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.69%

Harbor Structured Premium Income ETF Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.69%

Only the Board of Trustees of Harbor ETF Trust may terminate or modify this expense limitation agreement prior to December 31, 2027. This agreement shall automatically expire without further action by the parties at the close of business on December 31, 2027.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Diana R. Podgorny
Diana R. Podgorny, Executive Vice President

Agreed and Accepted:
HARBOR ETF TRUST

By:	/s/ Charles F. McCain
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborcapital.com